EQUITYMULTIPLE

Real estate investing simplified


B.ROBINSON

equitymultiple.com New York, NY

Technology B2C Real Estate

Featured Investors



Christian Mundigo

Syndicate Lead

Invested in EquityMultiple

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Equity Multiple allows me to diversify my real estate portfolio in a deliberate fashion. I'd been the lead investor/financial partner in a series of projects whose combined construction cost was over $175mm. EM's 'funnel' is wide: they review dozens of deals for each one that they present to their clients. Equity Multiple then actively remains involved with those projects until they pay out - thus both the investor and EM are aligned to the project outcomes. EM's investor management is robust, each deal is tracked, documented and the investor is kept in the loop on the project's progress.

Given today market uncertainties, EM's process provides safe harbor to invest in Commercial Real Estate. Amongst the deals EM presents, I choose those that fit my investment objectives best: sometimes mixed use, other times a secured loan, a storage facility, residential re-positioning, all with sponsor's whose track records are visible. This let me build a portfolio that is robust and aligned to my needs.

The EM team are dedicated professionals who actively manage all their deals. EM presents projects to investors in a professional manner. They are committed, dedicated, thoughtful and responsive. Equity Multiple is driven to become the best platform that it can be to address investor (and real estate sponsor) needs.

In result, I pursued investing directly in Equity Multiple - because EM's team and founders are building a company that will professionally manage assets for their investor clients, provide capital for their Sponsor clients and build a leading platform in the process.

Invested $5,000 this round & $500,000 previously

Highlights

1. 60% revenue CAGR 2018 to 2022
2. Over $170M in transaction volume in 2022
3. $10M in LTM Revenue (November 2023)
4. 1st-in-the-industry corporate partnership & investment with Marcus & Millichap ($1.5B+ Market cap)
5. Backed by Founder of Knight Trading ($5B+ market cap)

6 $18M+ previously raised, including $1.4M from Wefunder in Q1 2023

7 50% growth in total amount invested per customer over 3 years

8 Inc. listed our company in their 5000 Fastest-Growing Private Companies in America 2021 and 2022

Our Team



Charles Clinton CEO

Former Simpson Thacher real estate attorney representing Blackstone, KKR and Carlyle on $10B+ of transactions

Commercial real estate investing has long been the domain of institutional investors and wealthy families. EquityMultiple was founded on the premise that everyone should have access to high quality commercial real estate investments to help reach their financial goals



Marious Sjulsen Chief Investment Officer

Over 20 years experience in real estate, acquisitions, and private equity, building out several CRE investing platforms.



Peter Shankar Chief Technology Officer

Previously led the buildout of the online loan action platform at Mission Capital (now a part of Marcus&Millichap)



Soren Godbersen Chief Growth Officer

Previously an owner of multimillion dollar performance marketing budgets for national brands like Nordstrom and Office Depot.



Dan Melaugh EVP, Real Estate

Previously an investment and asset management professional at iStar (NYSE: STAR) and Safehold (NYSE: SAFE) in structured finance, development, net lease and ground lease businesses.



Henry Kwong Managing Director, Asset Management

20+ years in real estate and asset management at Clarion Partners, Cerberus Capital, ING and Deutsche Bank.



Michael Stern CFO

15+ years in corporate finance, including investment banking at Credit Suisse, hedge funds Narrative Capital and DWD Partners, and heading finance and operations at Habitat Logistics and FIRST.

Pitch


EQUITYMULTIPLE
Accessible and transparent real estate investing at scale
1

EquityMultiple is a leading investment management and technology firm whose mission is to provide unique real estate private equity and private credit opportunities to accredited investors.

The Time is Now

Democratized Investing is Expanding

Information Technology has massively accelerated the democratization of investing

46%

More first-time investors

FINRA self-directed investor survey found that **~38%** of respondents were new non-retirement account investors in 2020

More accounts

Individual investors opened more than **10M** brokerage accounts in 2020, with an additional **7.8M** new clients entering the market just in Jan and Feb 2021

More usage

Real estate crowdfunding market projected to grow at a CAGR of **46%** from 2022 to 2030

SOURCE: "THE RISE OF SELF-DIRECTED INVESTING, 2021", JP MORGAN

SOURCE: POLARIS MARKET RESEARCH, FEB 2022

... But access to alternatives remains limited

Alternative Investments are growing rapidly...



Alternative AUM
+74%
$4.0
$4.6
$5.5
$6.3
$6.8
$7.2
$7.6
$8.5
$9.0
$10.1
$11.7
$13.3
$15.1
$17.2
$19.6
$21.2
$23.2
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021A
2022F
2023F
2024F
2025F
2026F

SOURCE: PREQIN - ALTERNATIVES IN 2022

- Opportunities to tap into alpha
- Less correlation to public markets
- Better risk-adjusted returns during periods of market volatility

... but "mass affluent" investors remain under allocated



32%
11%
57%
64%
30%
6%
Institutional
Individual
Alternative
Bonds
Stocks

- Lack of information
- Lack of access
- Historically high minimum check size

Today's Turbulent Market Creates a Unique Opportunity for Growth

Equity Market Volatility Drives Investors to Alternatives

- Public equities and bonds experienced significant losses and volatility in 2022
- Volatility drives need for retail access to non-correlated investments

Raising Interest Rates Help Expand Product Offerings

- Flexibility in product offerings allows investors to target bespoke investments to diversify portfolio risks
- New lending products, which provide timely expansion opportunities

Rising Inflation Can Benefit Property Owners

- Inflation is driving rental rate growth, benefiting property cash flow
- Strong cyclical move to real assets coming in 2023/24

EquityMultiple is the Solution

About EquityMultiple

Market-Leading Online Real Estate Investment Platform

- **Founded in 2015** to democratize real estate investing for mass affluent investors
- **Fully automated platform** to easily invest in professionally managed commercial real estate assets
- Provides **accredited investors** access to proprietary real estate investments sourced through **113+ established sponsor relationships** with a **35% repeat rate**
- Focus on mid-market real estate transactions: **71% of deals under $30 million**
- **Single access point** for clients' alternative asset allocation needs

Our Track Record*

- **200+** Real estate transactions
- **$5B+** Total asset value of investments
- **17%** Gross IRR on Realized Investments
- **$600M+** Invested to date
- **$345M+** Assets Under Management
- Inc. 5000 Fastest-Growing Private Companies in America 2021 2022

Our platform simplifies real estate investing

Intuitive Online Platform

Investors can invest and monitor their portfolio anytime, anywhere.

Fully digital experience across onboarding, investment review and selection, payments and reporting, supported by world-class customer service

Pre-Vetted Investments

Less than 10% of investments reviewed are accepted, streamlining the decision process for customers with curated, high-quality deals

Investments are actively tracked from closing to exit by our in-house asset management team

Diverse Investment Products

Customers seek to diversify their traditional portfolio by investing in real estate through different asset classes, strategies and products.

We offer both direct investments and managed funds for all types of investor appetites

Intuitive Digital Investor Experience

Investors can invest and monitor their portfolio anytime, anywhere



- **Easy-to-use investor interface**
- **Digital onboarding** – Compliance and regulatory requirements are streamlined and automated
- **Easy to get started** – Investors can begin their journey with a low-commitment, low-risk offering
- **Browse and invest** – Select between funds and direct investments with terms and risk/return levels for all investor appetites, all vetted and structured by EM
- **Monitor portfolio** – our asset management and investor relations teams provide ongoing investment updates, payments and tax documents digitally

Investors Customize Portfolios to Meet Their Goals

Diverse products let investors build custom portfolios

1 Keep

Diversified

Alpine Notes
- Short-term "savings alternative"
- Up to 7.5% APY
- 3-,6- and 9-month terms
- Launched Q3 21
- Over $150M invested

2 Earn

Diversified

Ascent Income Fund
- Debt/Income Fund
- EM-sponsored open-ended fund.
- Launched Q3 23
- Approximately $20M invested

Direct Investments

Debt
Preferred Equity
- Investments backed by single asset loans and preferred equity interests
- Syndicated Direct Investments
- Offered since EquityMultiple Inception
- Over $210M Invested

3 Grow

Diversified

Foundations Portfolio
- Thematic property portfolios
- Launched Q3 22

Ascent Growth Fund
- Equity Fund
- Launching H1 24

Direct Investments

JV Equity
- JV (GP/LP) Equity:
- Syndicated Direct Investment
- Offered since 2015
- Over $225M Invested

Real Estate Portfolio Investments

Examples of Current Investments Offered

Examples of Current Investments Offered

Keep | Earn | Grow



Our Investors

EquityMultiple Clients are Young, Fast-Growing Accredited Investors

Our investors are generally **mid-career professionals** with liquid investible assets but who have previously lacked access to invest in direct, private real estate investments



$26,000
Average Investment per Transaction
4,100+
Active Investors
$140K+
Average Total Lifetime Investment
5.5
Number of Investments Lifetime per Investor
92%
Create Account and Invest without Live Sales Supp


~48,000
Registered Investors
48
Average Age of Investor
$4.1M
Mean Investor Net Worth
70%
of Investors Invest Again

Transaction Expertise

Breadth of Experience across Asset Class, Geography, and Strategy

EquityMultiple offers proven investment capabilities across a full spectrum of asset classes...


Other
13.8%
Car Wash
5.3%
Mixed Use
5.8%
Hotel
6.7%
Office
8.5%
Industrial
9.9%
Other Residential
14.3%
Multifamily
35.9%
Portfolio by Asset Class

...and strong domestic diversification capabilities in secondary markets, supported by a proprietary network



EquityMultiple
Performance Lifetime

$430M Total Investments	200+ Transactions to Date
54 Fully Exited Investments[1]	17.0% Total Net Historical Returns[1]

Our Track Record

Track Record Driven by Institutional Approach to Middle-Market Investing

- **$442M** in real estate investments across **$5B+** of holdings
- **8+ year** track record of compelling returns since formation in 2015
- **$210M+** track record in Debt & Preferred Equity solidifies position as middle-market lending and investment platform
- **71%** of transaction volume falls into the middle market below $30M


Portfolio by Investment Size
<$10M, 41.3%
$10-20M, 27.5%
$20-30M 10.8%
$40M+, 12.6%


Portfolio by Investment Type
LP Equity 48.5%
Senior Debt 12.9%
Preferred Equity 33.5%

Repeat Business with High Quality Sponsors

Sponsors prefer working with EquityMultiple because of our demonstrated industry knowledge, speed and flexibility to closing, resulting in repeat business and long-term relationships

Surety of Funding

- EquityMultiple can provide firm equity and debt commitments, with no syndication risk to its operating partners

Speed and Flexibility

- Can underwrite investments and close in timeframes as short as three weeks

Single-Entity Counterparty

- Invest capital as a single entity in every transaction.
- Dedicated team which interacts directly with the Sponsor/Borrower; from Origination to Asset Management

Programmatic Growth Opportunities

- EquityMultiple can be a programmatic investment partner, allowing Sponsors to focus on transactions instead of capital raising

Dollars On Platform Have Increased Across All Products

- Total investment volume and average transaction size have shown strong growth since EM started
- In recent years, growth has been driven by larger transaction size and the introduction of Alpine Notes
- Market slowness in late 2022 and throughout 2023 has allowed us to focus on larger, higher-margin transactions

Investment Volume Rapidly Scaling


$250
$200
$150
$100
$50
$0
Total Investment Volume ($M)
Total Investment Volume (LHS)
110% CAGR
2015-2022
2015
2016
2017
2018
2019
2020
2021
2022
2023E
2024E

Note: Total Investment Volume in 2021 and after includes Alpine Notes

Our Investor Community is Growing and Investing More

Median Days to First Investment – Down to 11 days


80
70
60
50
40
30
20
10
0
DAYS
2018
2019
2020
2021
2022
2023
CUMULATIVE THROUGH YEAR SIGNED UP

Average Lifetime Investment Per Investor – 75% growth over 5 years


$140,000
$130,000
$120,000
$110,000
$100,000
$90,000
$80,000
$70,000
2018
2019
2020
2021
2022
2023
CUMULATIVE THROUGH YEAR

Strong Revenue Growth

Across Multiple Sources of Income

Diversified Revenue Streams

By providing services across the lifetime of each investment, we earn revenue at all stages of investment:

- **Upfront Fees** – from closing deals on our platform
- **Ongoing Fees** – from asset management and servicing investments throughout the term
- **Incentive Fees** – from share of profits earned for successful exits

This aligns the incentives between us and our investors and allows us to weather market cycles better than our competitors

Gross Revenue Since 2018


($M)
CAGR 2018-2022: 60%
$1.5
85%
$4.1
83%
$4.2
86%
$8.5
89%
$9.7
73%
$10.0
89%
2018
2019
2020
2021
2022
2023E
Revenue
Gross Profit

EQUITYMULTIPLE + Marcus & Millichap

Strategic Update

On October 31, 2023, EquityMultiple entered into a strategic partnership and received an investment from Marcus & Millichap (NYSE: MMI), the leading commercial real estate investment brokerage and capital markets services firm in North America.

This is the **first of its kind investment and partnership in our industry** brings institutional validation to EquityMultiple's unique approach to real estate investing.

- About MMI:
  - As of December 31, 2022, the company had 1,904 investment sales and financing professionals in 81 offices who provide investment brokerage and financing services to sellers and buyers of commercial real estate
  - Closed 12,272 transactions in 2022, with sales volume of approximately $86.3 billion
- About the Strategic Partnership:
  - Marcus & Millichap is one of the preeminent research institutions in the CRE space. MMI research & data incorporated into EquityMultiple's origination and underwriting methodologies.
  - Access to database of 90K potential investors
  - MMI national reach gives EquityMultiple access to exponentially more potential investment opportunities and Sponsor relationships.

Key goals for 2023 and beyond

4X Investor Community

- Utilize regulation 506(c) to advertise investments more broadly
- Expand marketing channels and partnerships
- International distribution channels
- Grow sales and investor support teams

Profitable by 2025

- Increase average transaction size 4X by 2024
- Invest in programmatic partnerships with strong Sponsors and brokers
- Grow originations and investments teams

Launch New Products

- Debt Fund launched 3Q23
- Launch GP Equity Fund in 2024
- Expand diversified products
- Offer first non-accredited investor product
- Introduce auto investing and tools to make it even easier to invest

Be a part of our next stage of growth

$8.0M+ raised in this round since 2022

Including $1.4M raised in last Wefunder round (ended April 2023)

Why do we ♥ Wefunder?

We believe in the democratization of investing. Private markets like real estate and venture capital should be available to the public. Together we can reshape how individuals invest and build wealth.

Our Team

Senior Leadership with Extensive Capital Markets and Private Equity Real Estate Experience


Charles Clinton
Chief Executive Officer
Co-Founder


Marious Sjulsen
Chief Investment Officer
Co-Founder


Michael Stern
Chief Financial Officer


Soren Godbersen
Chief Growth Officer


Dan Melaugh
EVP, Credit Investments


Henry Kwong
MD, Asset Management


Milan Parekh
MD, Equity Investments


Peter Shankar
Chief Product Officer

Our Vision is to make alternative investments a part of every investor's portfolio

Real estate is just the beginning...

Join us in making alternative investing as simple and accessible as the stock market

Disclosure


EQUITYMULTIPLE